Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Holding SA to Hold Extraordinary General Meeting of Shareholders

Proposes a reverse stock split of its ordinary shares in preparation for planned listing to the Nasdaq Stock Market

GENEVA, APRIL 4, 2023 – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) ("Relief Therapeutics" or the "Company"), a biopharmaceutical company developing and commercializing novel, patent-protected products in select specialty and rare diseases, announced today it has called an extraordinary general meeting ("EGM") of shareholders to be held at 10:00 a.m. CEST on Friday, April 28, 2023 in Geneva.

The purpose of the EGM is to ask shareholders to consider and vote on the consolidation (or reverse split) of the Company's ordinary shares at the ratio of 400 to 1, in furtherance of a potential listing of the Company’s shares on the Nasdaq Stock Market. This action represents a technical adjustment and has no impact on the value of the share portfolio held by shareholders, nor on the market capitalization of Relief Therapeutics. The current listing on SIX Swiss Exchange will not be affected by the dual listing.

“Implementing a consolidation of our shares will enable Relief to meet the minimum price criteria needed in order to list on the Nasdaq,” said Jack Weinstein, chief executive officer at Relief Therapeutics. “Listing on a stock exchange in the U.S. will provide greater liquidity and broader access to the capital needed to expedite the development of our pipeline, obtain clinical validation of our potential therapies and further execute our business development strategy.”

In the reverse split, shares will be rounded down to the next lower whole number of new merged registered shares upon exchange by applying the ratio. The resulting fractions will be compensated in cash at a fixed price corresponding to the three-day volume-weighted average price (VWAP) of the Relief Therapeutics share prior to the reverse split. The percentage interest in the Company's equity for the shareholder will remain unchanged (other than because of the payment of cash in lieu of fractional shares).

Examples of rounding down method and cash compensation of fractions:

●   399 current shares → 0 new shares + compensation for 399 current shares in cash

●   400 current shares → 1 new share

●   401 current shares → 1 new share + compensation for 1 current share in cash

In anticipation of the approval of the proposed reverse split by shareholders at the EGM, all current and possible future shareholders of Relief Therapeutics, in particular those shareholders with fewer than 400 current shares who wish to remain shareholders of the Company after the reverse split, are advised to adjust their shareholdings in accordance with the reverse split ratio in advance.

The full details of the proposal and proposed revised Articles of Association are enclosed in the EGM invitation available https://relieftherapeutics.com/investor-relations. Additional information is provided in a Q&A list available on the same page of the Relief Therapeutics website.

Guidelines on how to attend the meeting or to deliver voting instructions are set out in the personal invitations mailed to all registered shareholders on April 6, 2023.

Only the reverse stock split, including required consequential amendments, with respect to share capital related provisions, will be proposed for a shareholder vote at the EGM. No other items will be considered. Any other changes to Relief Therapeutics' Articles of Association that are required due to the change in Swiss corporate law that went into effect on Jan. 1, 2023, and must be implemented by the end of 2024, will not be the subject of the EGM. Relief Therapeutics expects to submit these changes to its shareholders at the next Annual General Meeting.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety and convenience to benefit the lives of patients living with rare diseases. Since founding in 2013, Relief Therapeutics continues to build a diversified pipeline of risk-mitigated assets to address metabolic, dermatology/connective tissue disorders as well as pulmonary and genetic diseases. Our portfolio also includes a balanced mix of marketed, revenue-generating products and the proprietary, globally patented Physiomimic™ and Tehclo® platform technologies which were obtained through the acquisition of APR Applied Pharma Research SA in June 2021. Our mission is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics’ headquarters are located in Geneva, with additional offices in Balerna, Switzerland, Rome, Italy and Offenbach am Main, Germany. The Company is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

FOR MEDIA/INVESTOR INQUIRIES CONTACT: RELIEF THERAPEUTICS Holding SA Catherine Day Vice President, IR & Communications contact@relieftherapeutics.com	LifeSci Advisors Irina Koffler +1-917-734-7387 ikoffler@lifesciadvisors.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause actual results in future periods to differ materially from forecasted results. A number of factors, including (i) whether Relief Therapeutics can successfully effect a reverse split of its ordinary shares and a listing of its ordinary shares on the Nasdaq Stock Market, and (ii) those factors described in Relief Therapeutics' reports to the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, could adversely affect Relief Therapeutics. Copies of Relief Therapeutics' filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction, nor shall there be any offer or sale of securities in the United States or any other jurisdiction in which such offer, solicitation, or sale would be unlawful unless registered and/or qualified under applicable securities laws. This press release does not constitute a prospectus according to art. 35 of the Swiss Financial Services Act dated 15 June 2018, as amended (FinSA), or art. 27 et seqq. of the SIX Swiss Exchange Listing Rules. There is no intention or permission to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of Relief in or into Switzerland within the meaning of FinSA. Further, Relief Therapeutics' ordinary shares have not been registered under the Securities Act of 1933, as amended (the Act), and no public offering of securities shall be made in the United States except by means of a prospectus meeting made available by Relief that contains detailed information about Relief Therapeutics and its management, as well as financial statements meeting the requirements of the Act.